UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value $0.001 per share

(Title of Class of Securities)

00809M104**

(CUSIP Number)

Australia Wanda International Company Limited

19/F, No.3 Lockhart Road

Wanchai. Hong Kong

Telephone: +86 13510813301

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	No CUSIP number has been assigned to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, each representing three Ordinary Shares.

1	NAMES OF REPORTING PERSONS
Australia Wanda International Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
33,431,735 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
33,431,735 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,431,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Represents (i) 27,007,752 ordinary shares beneficially owned by and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited, which is wholly owned by Wider Huge Group Limited, which in turn is wholly owned by Ms. Laurena Wu.
(2)	Calculated based on (i) 143,363,884 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2023, as reported by the Issuer in its Form 20-F filed on April 25, 2024, and (ii) warrants to purchase 6,423,983 Ordinary Shares granted by the Issuer to Australia Wanda International Company Limited.

1	NAMES OF REPORTING PERSONS
Wider Huge Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
33,431,735 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
33,431,735 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,431,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Laurena Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
33,431,735 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
33,431,735 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,431,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and Issuer.

This Amendment No. 3 on Schedule 13D (the “Amendment”) is being jointly filed by Australia Wanda International Company Limited, Wider Huge Group Limited and Ms. Laurena Wu (together, the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2022 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on February 24, 2023 (the “First Amendment”) and Amendment No. 2 to Schedule 13D filed on August 17, 2023 ( together with the Original 13D and the First Amendment, the “Statement”)), with respect to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”).

The Statement was jointly filed by the Reporting Persons and MY Universe (HK) Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd., Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd, Shenzhen Capital Group Co., Ltd., Shenzhen Lafang Investment Management Co,.Ltd., and WU Guiqian.

The Issuer’s principal executive office is located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On December 11, 2024, Australia Wanda International Company Limited acquired 3,313,680 Ordinary Shares and 2,372,110 Ordinary Shares respectively from two other shareholders of the Issuer for nominal consideration pursuant to a settlement agreement.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (b) of Item 5 of the Statement are hereby amended to include the following language:

(a) (b) The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

(c) Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following exhibit:

Exhibit No.	Description
H.	Joint Filing Agreement dated as of December 13, 2024

SIGNATURE

After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 13, 2024

Australia Wanda International Company Limited

By:	/s/ Laurena Wu
Name: Laurena Wu
Title: Director

Wider Huge Group Limited

By:	/s/ Laurena Wu
Name: Laurena Wu
Title: Director

Laurena Wu

By:	/s/ Laurena Wu